Mass Megawatts Wind Power, Inc.
                               95 Prescott Street
                               Worcester, MA 01605

May 12, 2008


Ramin Olson
Staff Attorney
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Mass Megawatts Wind Power, Inc. Answers to Comments of the Letter on April 28,2008 regarding Preliminary Information Statement on Schedule 14C
File No. 0-32465


Dear Mr. Olson,


     In your comment letter dated April 28,2008 , there were three comments and we are enclosing the following responses.

Comment number one: "Please advise us as to how you obtained stockholder approval, with the view towards explaining how you solicited the requisite consents and , considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, tell us who these stockholders are and what their relationship is to the company."

Response to Comment number one:

     In the "Information Statement of Mass Megawatts Wind Power,Inc." and also in the "Notice of Special Meeting",we eliminated the third paragraph that states the following;

     On April 3, 2008, a majority of the shareholders holding 2,503,694 shares ofour Common Stock ( or approximately 50.3 percent of the 4,976,992 shares issued and outstanding ) executed and delivered to us the Majority Stockholder Consent approving our Amended and Restated Articles. Since our Amended and Restated Articles have been approved by the Majority Stockholders, no proxies are being solicited from our Stockholders.

     We replaced the eliminated third paragraph in the amendment with the following paragraph;

     Our Board of Directors has unanimously approved, and individual investors including Jonathan Ricker, our Chairman and Chief Executive Officer, who together own 2,503,694 shares (50.3%) of the 4,976,992 shares of Common Stock outstanding as of April 3,2008 and the date of this Information Statement, have consented in writing to, the Action to increase the authorized shares. The other individual investors are not officers or directors of the Company. Only Jonathan Ricker is an officer or director of the investors who signed the majority consent. Such approval and consent are sufficient under Massachusetts General Corporation Law and our By-Laws to


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approve the Action without the need for proxies to be solicited from our
Stockholders. Our Board of Directors does not intend to solicit any proxies or consents in connection with the foregoing Action. Accordingly, the Action will not be submitted to our other shareholders for a vote and this Information Statement is being furnished to shareholders solely to provide them with certain information concerning the Action in accordance with the requirements of Massachusetts law and the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including particularly Regulation 14C.


Comment number two: "You state that increasing the number of authorized sharesof the company's common stock will enable you to have sufficient shares of stock available for "financing opportunities." Disclose whether you presently have any plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including financings and /or future acquisitions. If so, please disclose by including materially complete descriptions of your futurefinancing transactions and acquisitions. If not, please state thatyou have no such plans, proposals , or arrangements at this time, written or otherwise, to issueany of the additional authorized shares of common stock."

Response to Comment number two:


     In the Section, "Authorization of additional Shares of Common stock",located toward the end of the document we eliminated the following two paragraphs;

     An amendment to the Company's articles of organization increasing our authorized Common Stock to 7,000,000 shares from 5,000,000 shares will enable us to have sufficient shares of Common Stock available for financing opportunities. The newly authorized shares of Common Stock will have the same rights and privileges as the presently authorized shares of our Common Stock. Our Common Stock does not entitle any holder to any dividend or preemption rights.

     There can be no assurance as to the amount of consideration the Company would receive from any issuance of additional shares of our Common Stock nor can there be any assurance of what effect, if any, the proposed increase in the authorized shares of our Common Stock and any subsequent issuance will have on the market price of our Common Stock.


In the amendment, we replaced the eliminated paragraph with the following paragraphs;

     An amendment to the Company's articles of organization increasing our authorized Common Stock to 7,000,000 shares from 5,000,000 shares will enable us to have sufficient shares of Common Stock available for issuance. The principal purpose of the proposed amendment to our Articles of Incorporation is to authorize additional shares of common stock, which will be available in the event the Board of Directors determines that it is necessary or appropriate to permit future stock splits in the form of stock dividends, to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, to provide equity incentives to employees and officers or for other corporate purposes. The availability of additional shares of common stock is particularly important in the event that the Board of Directors needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock


The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, the Board will have the authority to issue authorized common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that additional authorized shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders.

The newly authorized shares of Common Stock will have the same rights and privileges as the presently authorized shares of our Common Stock. Our Common Stock does not entitle any holder to any dividend or preemption rights.

     There can be no assurance as to the amount of consideration the Company would receive from any issuance of additional shares of our Common Stock nor can there be any assurance of what effect, if any, the proposed increase in the authorized shares of our Common Stock and any subsequent issuance will have on the market price of our Common Stock.

     Since the number of authorized shares of our Common Stock will be increased to 7,000,000, the issuance in the future of such authorized shares may have the effect of diluting the earnings per share and book value per share,as well as the stock ownership and voting rights, of the currently outstanding shares of Common Stock.

     There can be no assurance as to the amount of consideration the Company would receive from any issuance of additional shares of our Common Stock nor can there be any assurance of what effect, if any, the proposed increase in the authorized shares of our Common Stock and any subsequent issuance will have on the market price of our Common Stock.

Comment number three: "Please also augment your disclosure to disclose that increasing the number of shares of common stock could have the effect of delayingor preventing change of control of you or manangement. Refer to SEC Release 34-15230."
..

Response to Comment number three:


Following the replaced paragraphs of the amendment in the section entitled," Authorization of Additional Shares of Common Stock",mentioned in Comment number two, we added the following paragraphs to the amended document;

     Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, the proposed increased in the authorized common stock is not the result of any such specific effort; rather, as indicated above, the purpose of the increase in the authorized common stock is to provide the Company's management with the ability to issue shares for future acquisition, financing and operational possibilities,and not to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device. As a consequence, the increase in authorized common stock may make it more difficult for, prevent or deter a third party from acquiring control of the Company or changing its board of directors and management, as well as inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. The Company currently has no such provisions in any of its governing documents.

     As summarized below, provisions of the Company's certificate of incorporation and by-laws and applicable provisions of the Massachusetts General Corporation Law may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management. These provisions may also have the effect of deterring hostile takeovers or delaying changes in the Company's control or in its management.

Other correspondence


In addition to the answers to the three comments mentioned in this letter, we have changed the date of the meeting of the stockholders to Thursday June 26,2008 at 9 AM from the previous date of Friday, May 9,2008 at 9 AM.


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Mass Megawatts Wind Power Inc., is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Mass Megawatts Wind Power may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States of America.

/S/ Jonathan Ricker                    Date: May 12,2008

Chairman and President